Exhibit (h)(2)
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

[ ], 2026

WHEREAS, Prospect Floating Rate and Alternative Income Fund, Inc. (the “Fund”) is a closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (“1940 Act”);

WHEREAS, the Fund was granted an exemptive order from the Securities and Exchange Commission (the “SEC”) on December 16, 2022, that permits the Fund to offer multiple classes of shares of common stock (“Shares”) with, among other things, asset-based distribution and/or service fees (the “Order”);

WHEREAS, reliance on the Order requires the Fund to comply with the provisions of Rule 12b-1 under the 1940 Act as if it were an open-end management investment company;

WHEREAS, the Fund desires to adopt a distribution and shareholder servicing plan pursuant to Rule 12b-1 under the 1940 Act with respect to the classes set forth on Appendix A hereto, as such Appendix may be amended from time to time (each, a “Class”); and

WHEREAS, the Fund has employed Ultimus Fund Distributors, LLC (the “Dealer Manager”) as distributor of the Shares of each Class of the Fund;

NOW, THEREFORE, the Fund, with respect to each Class, hereby voluntarily adopts this Distribution and Shareholder Servicing Plan (the “Plan”) in accordance with Rule 12b-1 under the 1940 Act on the following terms and conditions:

1. Distribution Fee and Shareholder Servicing Fee

The Fund may pay the Dealer Manager, in its capacity as principal underwriter of the Fund’s Shares, with respect to and at the expense of each Class listed on Appendix A, a fee (the “Shareholder Servicing and/or Distribution Fee”) for (i) distribution and sales support services (i.e., activities primarily intended to result in the sale of Shares of the applicable Class of the Fund) and/or (ii) shareholder services (i.e., personal services and/or services related to the maintenance of shareholder accounts), such fee to be paid at the rate per annum of the aggregate net asset value (“NAV”) as of the beginning of the first calendar day of each applicable month of the Class specified with respect to such Class under the column “Fee Rate” on Appendix A.

The Dealer Manager is authorized to use the Shareholder Servicing and/or Distribution Fee to compensate or reimburse brokers, dealers, other financial institutions or other industry professionals (collectively, “Selling Agents”) for distribution and sales support services or shareholder services provided by such Selling Agent and related expenses incurred by such Selling Agents. Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on the Selling Agent providing the following ongoing services with respect to the applicable Class of Shares: assistance with recordkeeping, answering shareholder inquiries regarding the Fund, including regarding distribution payments and reinvestments, helping shareholders understand their investments upon their request, and assistance with tender offer requests. Payments of the Shareholder Servicing and/or Distribution Fee may be made without regard to expenses actually incurred.

Payments of the Shareholder Servicing and/or Distribution Fee on behalf of a particular Class must be in consideration of services rendered for or on behalf of such Class.

2. Calculation and Payment of Fees

The amount of the Shareholder Servicing and/or Distribution Fee payable with respect to each Class listed on Appendix A will be calculated at the rate per annum of the aggregate NAV as of the beginning of the first calendar day of each applicable month, payable monthly in arrears, at the applicable annual rates indicated on Appendix A. The Shareholder Servicing and/or Distribution Fee will be calculated and paid separately for each Class.

3. Approval of the Plan

The Plan and any related agreements will become effective, as to any Class (including any Class not currently listed on Appendix A), upon its approval by (a) a majority of the Fund’s Board of Directors, including a majority of the Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (“Qualified Directors”), pursuant to a vote cast in person or as otherwise permitted by the SEC or its staff at a meeting called for the purpose of voting on the approval of the Plan and such related agreements, and (b) with respect to Section 1 of the Plan only, if the Plan is adopted for a Class after any public offering of shares of the Class or the sale of shares of the Class to persons who are not affiliated persons of the Fund, affiliated persons of such persons, promoters of the Fund, or affiliated persons of such promoters, a majority vote of the outstanding voting securities (as defined in the 1940 Act) of such Class.

4. Continuance of the Plan

The Plan will continue in effect with respect to a Class for one year from the date of execution, and from year to year thereafter indefinitely so long as such continuance is specifically approved at least annually by the Fund’s Board of Directors in the manner described in Section 3(a) above.

5. Implementation

All agreements with any person relating to implementation of this Plan with respect to any Class shall be in writing, and any agreement related to this Plan with respect to any Class shall provide: (a) that such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Qualified Directors or by a majority vote of the outstanding voting securities of the relevant Class, on not more than 60 days’ written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

For the purposes of this Agreement, the “majority vote of the outstanding voting securities” of a Class means the vote, at a duly called and held meeting of the security holders of such Class, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of such Class are present in person or by proxy; or (b) more than 50% of the outstanding voting securities of such Class, whichever is less. For the purposes of this Agreement, the terms “interested person” and “assignment” have their respective meanings defined in the 1940 Act, subject, however, to the rules and regulations promulgated under the 1940 Act and any applicable guidance or interpretation of the Securities and Exchange Commission or its staff; and the term “approve at least annually” will be construed in a manner consistent with the 1940 Act and the rules and regulations promulgated under the 1940 Act and any applicable guidance or interpretation of the SEC or its staff.

6. Termination

This Plan may be terminated at any time with respect to the shares of any Class by vote of a majority of the Qualified Directors, or by a majority vote of the outstanding voting securities of the relevant Class.

7. Amendments

The Plan may not be amended with respect to any Class so as to increase materially the amount of the Shareholder Servicing and/or Distribution Fee described in Section 1 above with respect to such Class unless such amendment is approved in the manner described in Section 3(a) above, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3(a) above.

8. Selection of Certain Directors

While the Plan is in effect, the selection and nomination of the Fund’s Directors who are not “interested persons” (as defined in the 1940 Act) of the Fund will be at the discretion of the Directors then in office who are not “interested persons” (as defined in the 1940 Act) of the Fund.

9. Written Reports

While the Plan is in effect, the Fund’s Board of Directors will receive, and the Directors will review, at least quarterly, written reports complying with the requirements of the Rule, which set out the amounts expended under the Plan and the purposes for which those expenditures were made.

10. Preservation of Materials

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 9 above, for a period of not less than six years (the first two years in an easily accessible place) from the date of (i) expiration of the Plan or agreement or (ii) such report.

APPENDIX A

Class of Shares of Common Stock	Fee Rate
Class S Shares	0.85%
Class D Shares	0.25%